April 5, 2012

VIA EDGAR

Securities and Exchange Commission

450 5th Street

Judiciary Plaza

Washington, D.C. 20549

Gentlemen:

In accordance with the provisions of Section 17(g) of the Investment Company Act of 1940 and Rule 17g-1 promulgated thereunder, enclosed are the following documents covering our Joint Fidelity Bond with St. Paul Fire and Marine Insurance Company.

1. Copy of the Investment Company Blanket Bond (Fidelity Bond) from

St. Paul Fire and Marine Insurance Company, covering the period January 15, 2012 to January 15, 2013.

2. "Insurance Agreement Among Insureds" as required by Rule 17g-1(f).

3. Copy of the Resolutions that were approved by all the Trustees at the Trustees' Meeting held on November 17, 2011, including a majority of those who are not "interested persons," regarding the amount, type, form and coverage of the Fidelity Bond.

4. Statement indicating the amount of the single insured bond which is required of each registered investment company as of September 30, 2011.

5. Statement as to the period for which premiums have been paid.

Securities and Exchange Commission -2- April 5, 2012

These documents are being filed on behalf of:

First Investors Equity Funds

(Total Return, Value, Growth & Income, Global, Select Growth, Opportunity, Special Situations, and International Fund)

First Investors Income Funds

(Cash Management, Government, Investment Grade, and Fund For Income)

First Investors Life Series Funds

(Cash Management, Discovery, Select Growth, Government, Growth & Income, High Yield, International, Investment Grade, Target Maturity 2015 and Value)

First Investors Tax Exempt Funds

(Tax Exempt, Tax Exempt II, California, Connecticut, Massachusetts, Michigan, Minnesota, New Jersey, New York, North Carolina, Ohio, Oregon, Pennsylvania, and Virginia Fund)

Very truly yours,

/s/ Mary Carty

Mary Carty

Secretary

First Investors Funds

RESOLUTIONS - BOARD MEETING

NOVEMBER 17, 2011

RESOLVED, that, with due consideration of all relevant factors including, but not limited to, the value of the aggregate assets of the funds to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the portfolios of each fund, it is the determination of the Trustees, including a majority of the Independent Trustees, that the renewals of the Joint Fidelity Bonds with Travelers and ICI Mutual, as presented to the Board, be and hereby are approved by the Board; and it was

FURTHER RESOLVED, that, taking into consideration all relevant factors in relation to the Joint Fidelity Bonds, including, but not limited to, the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the Joint Fidelity Bonds, the amount of the premiums for the Joint Fidelity Bonds, the ratable allocations of the premiums among all parties named as insureds, and the extent to which the share of the premiums allocated to each fund is less than the premium such fund would have to pay if it had provided and maintained a single fidelity bond, the portion of the premiums to be paid by each fund for the foregoing Joint Fidelity Bonds, as presented to the Board are hereby approved; and it was

FURTHER RESOLVED, that the Officers of the Funds are hereby authorized to execute on behalf of the funds, the Joint Fidelity Bonds, the Joint D&O/E&O Policy, the IDL Policy as well as the Agreement among the jointly insured parties regarding the allocation of premiums for and the share of recovery from the Joint Fidelity Bonds as required by Rule 17g-1(f) under the 1940 Act; and it was

FURTHER RESOLVED, that FIMCO is hereby directed to:

    File with the SEC within 10 days after receipt of an executed copy of each Joint Fidelity Bond, or amendment thereof, (i) a copy of the Bond, (ii) a copy of each resolution of the Board, including a majority of Board members who are not "interested persons," approving the amount, type, form, coverage of each such Bond and the portion of the premium to be paid by each fund, (iii) a statement showing the amount of a single insured bond which each fund would have provided and maintained had it not been named as an insured under a Joint Fidelity Bond, (iv) a statement as to the period for which the premiums for such Bond have been paid, (v) a copy of each agreement between the funds and all other named insureds entered into pursuant to Rule 17g-l(f) under the 1940 Act, and (vi) a copy of any amendment to such agreement within 10 days after the execution of such amendment;

    File with the SEC, in writing, within five days after the making of a claim under a Joint Fidelity Bond by the fund, a statement of the nature and amount of claim thereof;
    File with the SEC, within five days of the receipt thereof, a copy of the terms of the settlement of any claim made under a Joint Fidelity Bond by the fund; and

4. Notify by registered mail each member of the Board at his or her last known residence of (i) any cancellation, termination or modification of the Joint Fidelity Bond not less than 45 days prior to the effective date of the cancellation, termination or modification, (ii) the filing and the settlement of any claim under the bond by the fund at the time the filings required under clauses 2 and 3 above are made, and (iii) the filing and proposed terms of settlement of any claim under a Bond by any other named insured within five days of the receipt of a notice from the fidelity insurance company.

INSURANCE AGREEMENT AMONG INSUREDS

REQUIRED BY RULE 17g-1 (f)

(St. Paul Fire and Marine Insurance Company)

First Investors Equity Funds (Total Return, Value, Growth & Income, Global, Select Growth, Opportunity, Special Situations and International Fund), First Investors Income Funds (Cash Management, Government, Investment Grade and Fund For Income), First Investors Life Series Funds (Cash Management, Discovery, Select Growth, Government, Growth & Income, High Yield, International, Investment Grade, Target Maturity 2015 and Value), First Investors Tax-Exempt Funds (Tax Exempt, Tax Exempt II, California, Connecticut, Massachusetts, Michigan, Minnesota, New Jersey, New York, North Carolina, Ohio, Oregon, Pennsylvania and Virginia Fund), all of which are registered management investment companies, together with First Investors Life Variable Annuity Fund A (Separate Account A), First Investors Life Level Premium Variable Life Insurance Separate Account B (Separate Account B), First Investors Life Variable Annuity Fund C (Separate Account C), First Investors Life Variable Annuity Fund D (Separate Account D), First Investors Life Separate Account E (Separate Account E), First Investors Corporation, First Investors Management Company, Inc., Administrative Data Management Corp., Profit Sharing Plan of First Investors Corporation and First Investors Corporation 401(k) Employee Savings Plan are named as insureds in a joint fidelity bond with St. Paul Fire and Marine Insurance Company. The Fidelity Bond with St. Paul Fire and Marine Insurance Company provides coverage for $5,000,000 for theft, misplacement and in transit losses. Pursuant to Rule 17g-1(f) of the Investment Company Act of 1940, each of the undersigned hereby agrees that in the event recovery is received under said bond as a result of a loss sustained by any one of the registered management investment companies and one or more of the other named insureds, each such registered management investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount each would have received had single insured bonds, with

INSURANCE AGREEMENT AMONG INSUREDS

REQUIRED BY RULE 17g-1 (f) - CONTINUED

(St. Paul Fire and Marine Insurance Company)

minimum coverage as required by Rule 17g-1(f) of the Investment Company Act of 1940, been provided and maintained by each registered management investment company.

First Investors Equity Funds

(Total Return, Value, Growth & Income, Global, Select Growth, Opportunity, Special Situations and International Fund)

First Investors Income Funds

(Cash Management, Government, Investment Grade, and Fund For Income)

First Investors Life Series Funds

(Cash Management, Discovery, Select Growth, Government, Growth & Income, High Yield, International, Investment Grade, Target Maturity 2015, and Value)

First Investors Tax Exempt Funds

(Tax Exempt, Tax Exempt II, California, Connecticut, Massachusetts, Michigan, Minnesota, New Jersey, New York, North Carolina, Ohio, Oregon, Pennsylvania, and Virginia Fund)

FIRST INVESTORS FUNDS

ATTEST:

/s/ Carol Lerner Brown                                                                 BY: /s/ Christopher H. Pinkerton

Carol Lerner Brown                                                                             Christopher H. Pinkerton

Assistant Secretary                                                                             President

FIRST INVESTORS SEPARATE ACCOUNTS

ATTEST:

/s/ Carol Lerner Brown                                                         BY: /s/ Carol E. Springsteen

Carol Lerner Brown, Secretary                                                 Carol E. Springsteen, President

First Investors Life Insurance Company                                   First Investors Life Insurance Company

FIRST INVESTORS MANAGEMENT COMPANY, INC.

ADMINISTRATIVE DATA MANAGEMENT CORP.

ATTEST:

/s/ Carol Lerner Brown                                                                             BY: /s/ Derek Burke

Carol Lerner Brown                                                                                         Derek Burke

Secretary                                                                                                          President

FIRST INVESTORS CORPORATION

ATTEST:

/s/ Carol Lerner Brown                                                             BY: /s/ Christopher H. Pinkerton

Carol Lerner Brown                                                                         Christopher H. Pinkerton

Assistant Secretary                                                                         Chairman and President

As of January 15, 2012

Dated this 30th day of March, 2012, in New York, NY

ST. PAUL FIRE AND MARINE INSURANCE COMPANY

STATEMENT AS TO THE PERIOD FOR WHICH

PREMIUMS HAVE BEEN PAID

The premiums for the Fidelity Bond for St. Paul Fire and Marine Insurance Company for the period January 15, 2012 to January 15, 2013 have been paid in full.

ST. PAUL FIRE AND MARINE INSURANCE COMPANY

JANUARY 15, 2012 - JANUARY 15, 2013

STATEMENT SHOWING THE AMOUNT OF SINGLE

INSURED BOND REQUIRED OF EACH REGISTERED INVESTMENT

COMPANY AS OF SEPTEMBER 30, 2011

REGISTERED INVESTMENT COMPANY BOND REQUIRED

                                                                                                                                    (Thousands)

First Investors Equity Funds                                                                                         $2,100

First Investors Total Return Fund

First Investors Value Fund

First Investors Growth & Income Fund

First Investors Global Fund

First Investors Select Growth Fund

First Investors Opportunity Fund

First Investors Special Situations Fund

First Investors International Fund

First Investors Income Funds                                                                                         $1,250

First Investors Cash Management Fund

First Investors Government Fund

First Investors Investment Grade Fund

First Investors Fund For Income

First Investors Tax Exempt Funds                                                                                  $1,250

First Investors Tax Exempt Fund

First Investors Tax Exempt Fund II

First Investors California Tax Exempt Fund

First Investors Connecticut Tax Exempt Fund

First Investors Massachusetts Tax Exempt Fund

First Investors Michigan Tax Exempt Fund

First Investors Minnesota Tax Exempt Fund

First Investors New Jersey Tax Exempt Fund

First Investors New York Tax Exempt Fund

First Investors North Carolina Tax Exempt Fund

First Investors Ohio Tax Exempt Fund

First Investors Oregon Tax Exempt Fund

First Investors Pennsylvania Tax Exempt Fund

First Investors Virginia Tax Exempt Fund

STATEMENT SHOWING THE AMOUNT OF SINGLE

INSURED BOND REQUIRED OF EACH REGISTERED INVESTMENT

COMPANY AS OF SEPTEMBER 30, 2011 - Continued

REGISTERED INVESTMENT COMPANY BOND REQUIRED

                                                                                                                                    (Thousands)

First Investors Life Series Funds                                                                                 $1,000

First Investors Cash Management Fund

First Investors Discovery Fund

First Investors Select Growth Fund

First Investors Government Fund

First Investors Growth & Income Fund

First Investors High Yield Fund

First Investors International Fund

First Investors Investment Grade Fund

First Investors Target Maturity 2015 Fund

First Investors Value Fund